UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 333-275972

Logistic Properties of the Americas

(Exact name of registrant as specified in its charter)

601 Brickell Key Drive

Suite 700

Miami, FL 33131

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 16, 2024, Logistic Properties of the Americas (the “Company”) published a press release announcing the refinancing of the mortgage loans related to two of its logistics parks. A copy of this press release is furnished as Exhibit 99.1 to this Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Logistic Properties of the Americas dated May 16, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer

Date: May 16, 2024

[Signature Page to 6-K]